(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-27071
CUSIP Number: 00846X105

For Period Ended: April 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Agile Software Corporation

Full Name of Registrant

N/A

Former Name if Applicable

6373 San Ignacio Avenue

Address of Principal Executive Office (Street and Number)

San Jose, California 95119-1200

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Agile Software Corporation (the “Company”), is unable to file its Annual Report on Form 10-K (the “10-K”) for the year ended April 30, 2006 (“Fiscal 2006”) by the prescribed filing date of July 14, 2006, without unreasonable expense or effort, as a result of the following. On June 23, 2006, the Company, at the direction of the audit committee, commenced a review, through independent counsel, of transactions entered into by its Taiwan sales office over the six fiscal quarters ended April 30, 2006. The review initially centered upon confirmation of the validity of a specific sale transaction. It was subsequently expanded to include a review of the Company’s Taiwan sales office, and in particular the Company’s relationship with, and transactions entered into with and by, its distributors in Taiwan, after the Company discovered that one of its distributors is partly owned by a member of management of the Company’s Taiwan subsidiary and by certain other employees of this subsidiary.

The Company’s total revenues from its Taiwan subsidiary, over the six fiscal quarters ended April 30, 2006, was approximately $4.5 million. The Company’s relationship with the referenced related distributor, which commenced during the second quarter of Fiscal 2006, generated total revenues of approximately $1 million, including approximately $825,000 recognized during the fourth quarter of Fiscal 2006.

The Company is currently reviewing its internal control over financial reporting and its assessment as to whether any control deficiencies that exist, either individually or in combination, may constitute a material weakness in the Company’s internal control over financial reporting as of April 30, 2006. Since management has not completed its evaluation of internal control over financial reporting or completed the preparation of its consolidated financial statements, there can be no assurance that control deficiencies that could be material weaknesses will not be identified. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The existence of one or more material weaknesses would preclude a conclusion by management, and by the Company’s independent registered public accounting firm, that the Company’s internal control over financial reporting was effective as of April 30, 2006.

Until the review is complete, management will not be able to complete the preparation of the Company’s consolidated financial statements as of and for the year ended April 30, 2006, or its assessment of the effectiveness of the Company’s internal control over financial reporting, which are necessary to complete and file its Form 10-K. The Company currently cannot estimate when it may file its Form 10-K, but will do so as soon as practicable following completion of the review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carolyn Aver, Executive Vice President and Chief Financial Officer, (408) 284-4000
(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended April 30, 2006, to be reported in the Annual Report on Form 10-K, will reflect significant changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. On May 25, 2006, the Company issued a press release reporting its results for the year ended April 30, 2006, a copy of which was furnished with a report on Form 8-K on May 25, 2006. Until completion of the review referenced above, however, the Company cannot be certain that these reported results will not change as a result of the review.

Agile Software Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 14, 2006	By	/s/ Carolyn V. Aver
Carolyn V. Aver
Executive Vice President and Chief Financial Officer

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